OPERATIONS AGREEMENT

LATERAL DRILLING SERVICE STANDARD AGREEMENT
EDGE CAPITAL GROUP and VERDISYS, INC.

This Operations Agreement ("Agreement") is dated as of June 16, 2003, by and between Verdisys, Inc., a California corporation ("Verdisys"), and Edge Capital Group, a California corporation ("ECG"). Edge Capital Group ("ECG") seeks to engage Verdisys, Inc. ("Verdisys") to provide operating expertise, and lateral drilling services, to ECG's in the Monroe Gas Field in Monroe, Louisiana (the "Monroe Field"), which ECG is in the process of acquiring.

WHEREAS, ECG is in the process of acquiring the lease for Monroe Field from its current owners for one million five hundred thousand dollars ($1,500,000.00);

WHEREAS, in conjunction with the acquisition of the lease of the Monroe Field, ECG shall deliver an initial payment of one hundred and fifty thousand dollars ($150,000.00) to the current seller of the lease and seller shall carry a purchase money loan for the balance of one million three hundred and fifty thousand dollars ($1,350,000.00) which shall be subordinated to the recording of a first lien in favor of ECG; and such seller has agreed that they will not require a payment of principal or interest from ECG on the second lien for at least six (6) months from the date of initial funding;

WHEREAS, ECG has arranged financing with Solarcom, Inc., in an aggregate amount of nineteen million five hundred thousand dollars ($19,500,000.00) dollars (equating to $65,000.00 per well financed) to redevelop the field to include MEPES;

NOW, THEREFORE, in consideration of the rights, obligations and interests included under this Agreement, both parties agree as follows:

1.0 Lateral Drilling

1.1   Project

Verdisys will provide lateral drilling to pay zones within ECG's existing well base in the Monroe Field identified with greater specificity as to location on the attached Addendum "A". The parties to this Agreement shall immediately begin negotiations to complete a Term and Pricing Invoice, which will be made a part of this Agreement as Addendum "B".

1.2 Parameters of Drilling
Laterals will be drilled at a depth of no more than 5800' with a horizontal maximum of 300'.

2.0 Service Fees and Royalty

2.1 Lateral Drilling Service Fees

Verdisys Lateral Drilling Services ("Drilling Services") will be billed at the time of commencement of drilling at the package rate set forth in the Term and Pricing Invoice (Addendum "B"). The Drilling Services are for each individual well site pertaining to this Contract. ECG shall receive the initial Drilling Services for eight (8) wells. Payment to Verdisys shall occur approximately thirty days later, based upon the financing provided by Solarcom, Inc. Thereafter, additional funding to Verdisys will be supplied for a minimum of wells equal to the lesser of either: (i) eight (8) wells at a time, or (ii) in the event that the projected number of laterals to be drilled per well would cause the cost of 8 wells to exceed an aggregate payment of $500,000.00, then that maximum number of wells which would be as close to, but not in excess of $500,000.00. Each consecutive funding is based on the stipulation that the previous eight (8) wells must be "certified" to have achieved the equivalent of approximately twelve thousand ($12,000.00) per month, in average net operating income, per well, prior to additional funding, based on the then current market prices.

2.2 Down Payment to Secure Monroe Field and Financing
ECG will be responsible to secure the Monroe Field with a down payment of $150,000.00.

2.3 Royalty

In addition to the fee for Drilling Services, Verdisys shall receive a sixty-six and two thirds percent (66 2/3%) interest in the net operating income from ECG's Monroe Gas Properties (the "Verdisys Royalty"). The Verdisys Royalty will be calculated as sixty-six and two thirds percent (66 2/3%) of the net lease after recovery by ECG and/or its third party financing sources of ECG's costs related to the Drilling Services, including principal, interest, fees and costs for financing such Drilling Services; cost of acquisition of the lease; land owner royalties or other royalties to third parties other than ECG or Verdisys; and field operating costs. Therefore, after completion of the re-development of the field, ECG will secure for Verdisys a sixty-six and two thirds percent (66 2/3%) listing with Shiloh Resources (the "Gatherer") for direct payment of proceeds.

Verdisys shall not be directly or indirectly liable or obligated in any way to ECG or to any third party for any financing or other payment obligations related to the Drilling Services, including principal, interest, fees or other costs related thereto. The obligations of Verdisys are specifically limited to compliance with the terms of this Agreement. However, ECG relies on the expertise of Verdisys for the management and operation of the Monroe field. All expenses for operations during re-development of the field are included inside the per well expected "base price" drilling cost expense (as provided on the attached Term and Pricing Invoice) as otherwise adjusted to reflect the number of laterals necessary to maximize production from each specific well. The ongoing, normal expenses, currently being experienced by the field shall remain the responsibility of ECG during redevelopment.

3.0 Responsibilities of Parties

3.1 Verdisys Services
Verdisys will provide management services operations and provide lateral drilling to a depth of 5800' in the existing well structure with four (4) laterals to a maximum horizontal distance of 300' from the center of the well bore.

3.2 Third Party Services
ECG hereby agrees that to the extent that mutually agreeable third party services are needed to maximize the results of the Drilling Services or the overall output from the Monroe field, ECG will be responsible for thirty-three and one-third percent (331/3%) of all costs related to these services. Third Party costs are anticipated to not exceed $3,000.00 per well and shall be paid directly to Verdisys pursuant to the financing from Solarcom, Inc. In the event that the parties can not agree as to whether certain third party services are necessary to maximize the results of the Drilling Services, the on-site consulting geologist (or

if no on-site consulting geologist is present at the site, by any third party consulting geologist mutually acceptable to the parties) shall make the final determination as to whether such third party services are necessary to maximize the results of the Drilling Services.

The determination as to the appropriate number of laterals to be drilled to obtain maximum return from the well will be made by the on-site consulting geologist (or if no on-site consulting geologist is present at the site, by any third party consulting geologist mutually acceptable to the parties).

3.3 ECG Support
ECG agrees to provide sufficient, free and safe access to the Monroe Field and the ECG facilities located thereon to permit timely performance of the Drilling Services and field management. Verdisys is responsible for preworking of the well to the described condition set forth in the "Verdisys Statement of Work". Verdisys will also provide or subcontract necessary "cleanup" of the well and strata.

4.0 Warranties and Limitations

4.1 Terms and Conditions
All warranties related to Verdisys Lateral Drilling Services are contained in the separate "Service Level Agreement" (SLA) document included with this Contract as Addendum "C".

4.2 Performance
Verdisys will provide a minimum of four laterals per well to at a depth not to exceed 5800' with laterals horizontal distance not to exceed 300'.

4.3 Indemnification
Verdisys, at its own expense, shall indemnify, release and hold harmless ECG, its subsidiaries, affiliates or assignees, and their directors, officers, employees and agents and defend any action brought against same with respect to any claim, demand, cause of action, debt, loss or liability, including attorneys' fees and court costs, to the extent that it is based upon a claim that the equipment used or Services provided hereunder infringes or violates any patents, copyrights, trade secrets, licenses, or other property rights of any third party. ECG may, at its own expense, assist in such defense if it so chooses, provided that as long as Verdisys can demonstrate sufficient financial resources, Verdisys shall control such defense and all negotiations relative to the settlement of any such claim and further provided that any settlement intended to bind ECG shall not be final without ECG' written consent, which shall not be unreasonably withheld. In the event that Verdisys cannot demonstrate sufficient financial resources to provide such defense, the ECG shall have the right to advance legal expenses and direct such legal defense. ECG shall promptly provide Verdisys with written notice of any claim which ECG believes falls within the scope of this paragraph.

Verdisys agrees to indemnify, release, defend and hold harmless ECG for any liability or expense due to claims for personal injury or property damage (i) arising out of the furnishing or performance of the equipment or the Services provided hereunder or (ii) arising out of the fault or negligence of Verdisys, its employees or agents.

5.0 Miscellaneous

5.1 Confidentiality
Each party agrees that it shall not disclose to any third party any information concerning the customers, trade secrets, methods, processes or procedures or any other confidential business information of the other party which it learns during the course of its performance of this Contract, without the prior written

consent of such other party. This obligation will survive the cancellation or other termination of this Contract. Each party agrees to reasonably cooperate in regard to the issuance of information to the press.

5.2 Governing Law
This Contract shall be governed by and construed under the laws of the State of California.

5.3 Assignment
Either party may assign its rights under this contract with the prior written notice to the other party, except the management responsibilities undertaken by Verdisys herein may only be subcontracted or assigned with the prior consent of ECG. This Contract is binding upon the parties and their successors and assigns.

5.4 Authority
Each party has all requisite power and authority to execute, deliver and perform this Agreement. All necessary corporate proceedings of each party have been taken to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly authorized, executed and delivered by each party, constitutes the legal, valid and binding obligation of each party, and is enforceable in accordance with its terms. Except as set forth elsewhere herein, no consent, authorization, approval, order, license, certificate, or permit of or from, or declaration or filing with, any federal, state, local or other governmental authority or any court or other tribunal is required by either party for the execution, delivery or performance of this Agreement. No consent of any party to any contract, agreement, instrument, lease, arrangement or understanding to which either party is a signer, or to which any of its properties or assets are subject, is required for the execution, delivery or performance of this Agreement

5.5 Further Actions
At any time and from time to time, each party agrees, at its expense, to take such actions and to execute and deliver such documents as may be reasonably necessary to effectuate the purposes of this Agreement.

5.6 Amendments
This Agreement sets forth the entire understanding of the parties with respect to the subject matter hereof and supersedes all existing agreements among them concerning such subject matter. This Agreement may be amended prior to the Effective Time (notwithstanding stockholder adoption and approval) by a written instrument executed by the Constituent Corporations with the approval of their respective Boards of Directors.

5.7 Notices
Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be mailed by certified mail, return receipt requested, or by Federal Express or similar overnight delivery or courier service or delivered in person against receipt to the party to whom it is to be given at the address of such party set forth in the preamble to this Agreement. Notices hereunder shall be deemed delivered only upon actual delivery against a signed receipt.

        ECG: **Edge Capital Group**
                              22349 La Palma Ave. Suite D110
                              Yorba Linda, California 92887

        Verdisys: **Verdisys, Inc.**
                              25025 I-45 North, Suite 525
                              The Woodlands, TX 77380

5.8 Waiver

Any waiver by any party of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of that provision or of any breach of any other provision of this Agreement. Any waiver must be in writing and be authorized by a resolution of the Board of Directors of the waiving party.

5.9 Binding Effect
The provisions of this Agreement shall be binding upon and inure to the benefit of the Constituent Corporations and their respective successors and assigns and shall inure to the benefit of each indemnity.

5.10 Severability
If any provision of this Agreement is invalid, illegal or unenforceable, the balance of this Agreement shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances.

5.11 Headings
The headings in this Agreement are solely for convenience of reference and shall be given no effect in the construction or interpretation of this Agreement.

5.12 Counterparts
This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, this Agreement has been approved by resolutions duly adopted by the Board of Directors of each party and has been signed by duly authorized officers of each party, all as of the date first above written.

Edge Capital Group   **Verdisys, Inc.**

By: _____/S/Scott Sossen____   By: ____/s/Dan Williams_____

Title: _____CEO_____   Title: ____President_____

Date: ___June 15,2003_____   Date: ___June 15, 2003 _____